SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BBR ALO FUND, LLC
(Name of Issuer)

BBR ALO FUND, LLC
(Name of Person(s) Filing Statement)

Shares of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Matthew Shapiro
c/o BBR Partners, LLC
55 East 52nd Street, 18th Floor
New York, New York 10055
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Nicole M. Runyan, Esq.
Brad A. Green, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000

January 4, 2021
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $50,000,000 (a)	Amount of Filing Fee: $5,455.00 (b)

(a)	Calculated as the aggregate maximum purchase price for shares of limited liability company interests.
(b)	Calculated at 0.01091% of the Transaction Valuation.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to a tender offer by BBR ALO Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), to purchase shares of limited liability company interests of the Fund (the "Shares"). Subject to the conditions set forth in the Offer to Purchase (attached as Exhibit (a)(1)(ii)) and related Letter of Transmittal (attached as Exhibit (a)(1)), the Fund will purchase up to $50,000,000 of Shares that are tendered and not withdrawn prior to the end of the day on March 18, 2021, at 12:00 midnight, New York time, subject to any extensions of the Offer to Purchase. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference with respect to Items 1, 2, 4 through 9 and 11 of this Schedule TO.

ITEM 3.	Identity and Background of Filing Person.

(a) The name of the filing person is BBR ALO Fund, LLC. The investment adviser of the Fund is BBR Partners, LLC ("BBR"). The principal executive office of the Fund and BBR is located at 55 East 52nd Street, 18th Floor, New York, New York 10055 and the telephone number is (212) 313-9870. The Fund's Executive Officers are: Barry M. Klayman, Principal Executive Officer; Mark Muffler, Principal Accounting Officer; Michael W. Anson, Chief Compliance Officer; and Matthew Shapiro, Secretary. The Fund's Directors are: Michael W. Anson, Aaron F. Hood, Steven M. Kass and Theodore D. Seides. The address of the Fund's Executive Officers and Directors is c/o BBR Partners, LLC, 55 East 52nd Street, 18th Floor, New York, New York 10055.

ITEM 10.	Financial Statements.

(a) (1) The Fund commenced operations on May 1, 2020. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), and filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the period ended September 30, 2020, previously filed with the SEC on Form N-CSR on December 9, 2020.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.

(3) Not applicable.

(4) Net asset value per Share of $12.95 (November 30, 2020).

(b) The Fund's assets will be reduced by the value of the Shares purchased in the tender offer. Thus, income relative to assets may be affected by the tender offer.

ITEM 12.	Exhibits.

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BBR ALO FUND, LLC

By:	/s/ Barry M. Klayman

Name:	Barry M. Klayman
Title:	Principal Executive Officer

January 4, 2021

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Form of Notice of Withdrawal of Tender.

(a)(1)(v)	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

(a)(2)-(5)	Not applicable.

(b)-(h)	Not applicable.